1400 Toastmaster Drive, Elgin, Illinois 60120 • (847) 741-3300 • Fax (847) 741-1689

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

RE:	The Middleby Corporation
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed March 2, 2011
File No. 1-09973

Dear Mr. O’Brien,

Please find below the Company’s responses to your letter dated December 28, 2011.  For reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold text.  The Company's responses are presented below each comment under the heading “Response.”

Form 10-K for the Fiscal Year Ended January 1, 2011

Results of Operations, page 21

1.
Please expand your discussion of results of operations in future filings to provide additional quantification and explanation of the underlying reasons for changes between the two periods.  For example, quantification and additional explanation of the underlying factors behind the increase in international and domestic sales improvement and the reasons cited for the improvement in gross margin appears necessary to provide investors with an understanding of the business through the eyes of management.  For additional guidance, please refer to SEC Release 33-8350.

Response

In future filings, the Company will expand its discussion of results of operations to provide for additional quantification and clarity around the underlying reasons for changes between the periods covered by the report.  This expanded discussion will include but not be limited to:

•	Additional explanation and quantification for changes in net sales activity on a geographic basis
•	Additional explanation and quantification for gross margin changes
•	Disclosure regarding known material trends and uncertainties

The Company will seek to provide investors with a better understanding of the Company’s business as management sees it.

2.
In your discussion of results of operations you cite cost reduction initiatives that were instituted in 2009 as a reason for improvement in your gross margin.  In future filings, please describe these initiatives, explain how they resulted in cost reductions and provide quantified information.  Discuss the closing of the facility in Nevada and the expected impact on future operations.   Provide us with an example of future intended disclosure and unless evident, explain how such disclosure complies with ASC 420-10-50 and SAB Topic 5.P.4.

Response
To the extent significant, the Company will provide more disclosure in the MD&A Gross Profit section around specific cost reduction initiatives implemented in the years covered by the filing. The disclosures required by ASC 420-10-50 and SAB Topic 5.P.4. were included in Note 13 of the Notes to the Consolidated Financial Statements in the Company’s 2009 Form 10-K.  These disclosures were not repeated in the Notes to the Consolidated Financial Statements in the 2010 Form 10-k as management concluded that the restructuring activity was not material.  In the event the Company has future material exit or disposal cost obligations that fall under the scope of ASC 420-10-50 and SAB Topic 5.P.4, the Company will provide the required disclosures in the Notes to Consolidated Financial Statements.  Relative to the 2010 compared to 2009 discussion about cost reduction initiatives instituted in 2009 and the closure of the facility in Nevada, the Company will include additional disclosure in its 2011 Form 10-K in the MD&A Gross Profit section that will further explain what the expected impact on operations of the Company was at that time.  An example of that disclosure is:

In 2009, the company closed a manufacturing facility in Nevada and transferred production to another of its manufacturing facilities.   The expected annual cost savings in gross profit at that time was $4.5 million.  In 2010, the company realized approximately $2.8 million of cost savings in gross profit from this initiative.

Financial Condition and Liquidity, page 24

3.
Days sales in ending accounts receivable increased significantly from January 2, 2010, to January 1, 2011.  In future filings, please discuss underlying reasons for changes in accounts receivable balance relative to sales.

Response

In future filings, the Company will disclose in the MD&A Financial Condition and Liquidity section, the underlying reasons for changes in the accounts receivable balance relative to sales including changes due to the Company’s acquisition initiatives.

4.
Please tell us and disclose in future filings the reasons for significant changes in your allowance for doubtful accounts.  Discuss the reasons your allowance for doubtful accounts exceeds nine years of write-offs, based on the average write-off over the last three years, and almost 15 years of write-offs, based on the last two years.  Also, we note you recognized a net benefit of $566,000 in 2009, apparently as a result of amounts recorded in connection with acquisitions.  Please describe this accounting to us, including the amount of the gross adjustment, the quarter(s) it was recorded in and whether it significantly impacted your results of operations in any period.

Response

As indicated in the Schedule II – Valuation and Qualifying Accounts and Reserves included in the company’s 2010 Form 10-K, significant changes in the company’s allowance for doubtful accounts are primarily due to additions charged to expense based on periodic assessments by management of the company’s allowance in accordance with the policies discussed below, recoveries due to collections of receivables previously written off, write-offs due to management’s assessment that receivables will not be collected, and allowances recorded as result of business combinations.  (At the date of acquisition of a business, the company records the gross accounts receivable acquired and a corresponding allowance for doubtful accounts to record the gross accounts receivable to fair value.)  In future filings, the Company will disclose the reason for significant changes in the allowance for doubtful accounts.

The company has consistently followed a policy of establishing allowances for doubtful accounts primarily based on formulas applied to the aging of the accounts receivable.  Additional reserves are established for known troubled accounts and other specific exposures.  The company’s allowance has increased due to a higher level of gross receivables resulting from business acquisitions and organic growth.  The growth in the company’s international sales, where payment terms are often longer, has also contributed to the increase.  Management considers any significant events or circumstances that are important in appraising the adequacy of the allowance.  Each Middleby division is responsible for quantifying and recording its estimated exposure.  Management analyzes its allowances at least quarterly and makes adjustments as appropriate after considering the level of write-offs in prior periods, the aging of the accounts, the trend of the aging, and changes in specific exposures.

Accounts receivables are written off only after all reasonable means to collect the full amount have been exhausted, which may extend over several years.  We believe that the balance of the allowance for doubtful accounts is appropriate in light of the growth of our business and our receivables; however, the write-off of uncollectible receivables occurs more slowly due to the lengthy process to attempt collection.

The net benefit recorded in 2009 was not related to acquisitions.  The net benefit recorded in 2009 of $566,000 was comprised of approximately $843,000 benefit related to the reversal of prior years’ provisions offset by approximately $277,000 of provision.  The benefit primarily represented a change in estimate.  Of the total benefit recorded, $304,000 was recorded in the second quarter of 2009 and $539,000 in the fourth quarter.  In 2009 and previous periods, consistent with the company’s allowance policy as discussed above, the company had recorded allowances for aged receivables.  During the second quarter and fourth quarter of 2009, receivables for which allowances had been previously recorded were collected or new facts were presented which resulted in a revised assessment of the allowance. These benefits were not material to the results of either the second or fourth quarters during which reported pretax income was $23.6 million and $26.0 million, respectively.  In addition, the amount of the benefit was even less material for the full year based on reported pretax income of $99.7 million.  In addition to the quantitative aspect, there were no qualitative factors that caused the benefit to be material.

Contractual Obligations, page 25

5.
In future filings, please revise your contractual obligations table to include scheduled interest payments.  To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table.  Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.  To the extent that you are in the position of paying cash rather than receiving cash under any interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

Response

As discussed in Item 7A Quantitative and Qualitative Disclosure about Market Risk, the Company’s senior credit agreement currently provides for borrowing availability under a revolving credit agreement.  The amount of borrowings for future periods is uncertain.  Additionally, the interest rate under the facility is variable. As a result, the amount of interest payments is indeterminable.  However, in future filings, the Company will include an estimate for interest payments based upon current borrowings and interest under the facility in the footnote to the table along with disclosure surrounding our assumptions.  Additionally, in future filings, the Company will disclose estimates of the amounts the Company will be obligated to pay under interest rate swap agreements, if the Company is in the position of paying cash rather than receiving cash.

Critical Accounting Policies and Estimates, page 26

6.
The discussion of critical accounting policies substantially duplicates the description of accounting policies that is already disclosed in the notes to the financial statements.  Please expand this disclosure in future filings to provide greater insight into the quality and variability of information regarding financial condition and operating performance.  While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably like to result from its application over time.  Please refer to Section V of SEC Release 33-8350.

Response

In future filings, the Company will revise its disclosure regarding Critical Accounting Policies and Estimates as required under Section V of SEC Release 33-8350.

Accounts Receivable, page 42

7.	If receivables include amounts due under long-term contracts, state the following amounts separately in future filings:

•	Balances billed but not paid by customers under retainage provisions in contracts.
•	Amounts representing the recognized sales value of performance that had not been billed and were not billable to customers at the date of the balance sheet.
•
Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization.  Include a description of the nature and status of the principal items comprising such amount.

•	Also state the amounts included in each item that are expected to be collect after one year. Also state, by year, if practicable, when the amounts of retainage are expected to be collected.

Response

Substantially all of the Company’s contracts with its customers do not include any retainage provisions and therefore there are no balances billed but not paid by customers for such provisions.  Additionally, there are no billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization.  Amounts representing the recognized sales value of performance that has not been billed and were not billable to customers at the date of the balance are not included in receivables on the balance sheet.  (Please see response to Question 8 for further information).  Historically, there have not been receivables that are expected to be collected after one year based on payment terms offered by the company.  In future filings, we will disclose the amount of receivables expected to be collected beyond one year, or the absence of such receivables in the Notes to the Consolidated Financial Statements.

Revenue Recognition, page 46

8.
Please tell us and quantify and disclose in future filings where you recognize the asset for revenue recognized but not yet billed on contracts accounted for under the percentage of completion method.  Also, if material, please disclose the effect of revisions to your estimate of completion.

Response

The Company recognizes the asset for revenue recognized but not yet billed on contracts accounted for under the percentage of completion method in Prepaid Expenses and Other in the balance sheet.  For 2010 and 2009, the amounts of this asset recorded in Prepaid Expense and Other in the balance sheet was $5.1 million and $3.7 million, respectively.  In future filings, the Company will disclose in the Notes to the Consolidated Financial Statements the amount of revenue recognized but not yet billed on contracts accounted for under the percentage of completion method.  Historically, the effect of revisions to the estimate of completion has not been material.  In the future, if the effect of revisions to the estimate of completion is material, the Company will disclose the effect of such revisions within the Notes to the Consolidated Financial Statements.

Inventory, page 61

9.	In future filings for all long-term contracts or programs, please provide the disclosure required by Rule 5-02(6)(d) of Regulation S-X.

Response

In future filings, to the extent required based on materiality, the Company will provide the required disclosures for all long-term contracts or programs as required by Rule 5-02(6)(d) of Regulation S-X.

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Company Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (847) 429-7744.  Facsimile transmissions may be sent to the undersigned at (847) 429-7544.

Sincerely,

By:	/s/ Timothy FitzGerald
Name:	Timothy FitzGerald
Title:	Chief Financial Officer